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                 October 26, 2023

       Henry Nisser
       General Counsel
       BitNile Metaverse, Inc.
       303 Pearl Parkway, Suite 200
       San Antonio, Texas 78215

                                                        Re: BitNile Metaverse,
Inc.
                                                            Registration
Statement on Form S-1
                                                            Filed October 20,
2023
                                                            File No. 333-275122

       Dear Henry Nisser:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

              Please contact Lauren Pierce at 202-551-3887 or Jan Woo at 202-551-3453 with any questions.




                 Sincerely,


                 Division of Corporation Finance

                 Office of Technology
       cc:                                              Kenneth Schlesinger